

March 10, 2014

Via E-Mail
Mr. James W. Barge
Chief Financial Officer
Lions Gate Entertainment Corp.
2700 Colorado Avenue
Suite 5000
Santa Monica, CA 90404

      Re: Lions Gate Entertainment Corp.
               Form 10-K for Fiscal Year Ended March 31, 2013
               Filed May 30, 2013
               File No. 001-14880

Dear Mr. Barge:

We have reviewed your letter dated March 5, 2014, in response to the Staff's letter dated February 20, 2014 and have the following additional comment. Please revise your disclosure in response to our comment. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the year ended March 31, 2013
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Recent Accounting Pronouncements, page 45

1. We note your response to our prior comment number 1 in which you explain the various factors considered in determining whether any indicators of impairment for your unreleased films were identified at December 31, 2012 and March 31, 2013. We also note from your response that following the release of these films and review of their actual performance which failed to meet your expectations, you did record minimal write-downs in the quarter of their release. However, after completing our review of your response, we do not believe that your response to our comment was fully responsive to the concerns that were raised in our prior comment and our therefore reissuing our prior comment. In this regard, we note from the disclosure on page 45 that as a result of the Company's adoption of ASU No. 2012-07 on December 15, 2012, write-downs of unamortized film costs on certain unreleased films as of December 31, 2012 and March 31, 2013 were not allowed under this new accounting pronouncement because information leading to a fair value measurement resulting in an impairment of film costs would not have been available to a market participant at the applicable balance sheet dates. We further note the disclosure indicating that under the previous accounting rules, the Company would have

Mr. James W. Barge
Lions Gate Entertainment Corp.
March 10, 2014
Page 2

recorded write-downs related to these films and under the previous accounting rules the Company's net income would have been $212.8 million for the year ended March 31, 2013 or approximately $19.3 million lower than the amount reported in your statement of operations for this period. As requested in our prior comment, please explain to us the nature of the information that could not be considered in your impairment analysis for certain unreleased films as of both December 31, 2012 and March 31, 2013 and explain why this information would not have been available to market participants at either of these dates. In a related matter, please also indicate whether this information was considered by the Company in performing its impairment analysis with respect to these unreleased films in each of the quarterly periods subsequent to March 31, 2013 and if so, please indicate the amount of any related impairment charges that were recognized. If this information was not considered in your subsequent impairment reviews, please explain why.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief